Exhibit 99.52

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:

Penn West Energy Trust announces cash distribution

PENN WEST ENERGY TRUST (TSX - PWT.UN) is pleased to confirm cash distributions for May 2006

CALGARY, May 24 /CNW/ - Penn West Energy Trust (“the Trust”) confirms that its May 2006 cash distribution will be $0.34 per trust unit payable on June 15, 2006 to unitholders of record on May 31, 2006. The ex-distribution date is May 29, 2006.

Penn West Energy Trust is a senior oil and natural gas energy trust based in Calgary, Alberta that trades on the Toronto Stock Exchange under the symbol PWT.UN.

%SEDAR: 00022266E

/For further information: please contact: PENN WEST ENERGY TRUST, Suite 2200, 425 - First Street S.W., Calgary, Alberta, T2P 3L8, Phone: (403) 777-2500, Toll-free: 1-865-693-2707, Fax: (403) 777-2699, Website: www.pennwest.com, E-mail: investor_relations(at)pennwest.com; William Andrew, President and CEO, Phone: (403) 777-2502/

(PWT.UN.)

CO: Penn West Energy Trust

CNW 18:32e 24-MAY-06